Legal Department
The Lincoln National Life Insurance Company
100 N. Green Street
Greensboro, North Carolina 27401
Jassmin McIver-Jones
Counsel
Phone: 336-691-3892
Jassmin.McIver-Jonesr@LFG.com

VIA Email & EDGAR

July 29, 2022

Mr. Sonny Oh
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-248990; 811-08557; CIK: 0001048607
      Post-Effective Amendment No: 6

Dear Mr. Oh:

This letter is in response to your comments received on July 11, 2022, with respect to the above referenced filing.

1.	Comment: Supplement –
a.   Please ensure that all page numbers are provided after each section discussed on the supplement.

Response:  All page numbers have been included as requested.

1.	Comment: Cover Page –
a.	Please clarify that the insurer does not pay advisory fees.

Response:
a.	We have revised accordingly.

2.	Comment: Page 6 – 8 “Special Terms”
a.	Eligible Policy: Please define Rider Benefit in clear terms and define Rider Benefit.

Response:
a.	Rider Benefit has been added to the defined terms.

3.    Comment:  Page 17 “Distribution of the Policies and Compensation”
a.  Please clarify that the insurer does not pay commissions to financial intermediaries because such intermediaries receive compensation through the contract between the third-party financial intermediaries and Owner.

Response:  We have revised accordingly

4.  Comment:  Page 30  “Other Benefits Available Under the Policy”
a.	Benefit Transfer Rider should be optional as should the Long-Term Care Rider.
b.	Provide in plain English the definition of paid-up death benefit and paid-up long-term care benefit.
c.	The last bullet point under the Benefit Transfer Rider is not needed.

Response:
a.	After careful consideration we feel the Benefit Transfer Rider and the Long-Term Care Benefits Rider should remain as Standard as you can not own the Policy without having these riders at purchase.
b.    We have revised accordingly.
c.    After careful consideration we feel it should remain due to the fact there may be instances where the Owner is not making the decision (i.e. as trust)

5.   Comment:  Pages 32 – “Long-Term Care Benefits Rider” subsection “Flexible Care Case Benefits”
a.   Suggests that “subject to state availability” is a material difference and that all state variations should be noted.

Response:  After careful consideration we do not believe that the statement “subject to state availability” is a material difference.  A material difference is a fundamental difference in how the policy works from one policy owner to another. Whether a feature is available in a state or not is not a material difference.

6.   Comment:  Page 39 -  –  “Benefit Transfer Rider”
Opening paragraphs:
a.  Under the first paragraph “Rider Benefit” should be defined.
b.  Under the second paragraph, explain why you would want to return the rider.
c.  Under the second paragraph, explain the refund paid.

Response:
a.  It has been revised accordingly
b.  The refund would be any premium paid for benefits purchased.  This is described under this paragraph.   There is no charge for the rider. The single premium purchase is the where the benefits come from. )

Eligibility:
a.  Please define Rider LTC Benefit.
b.  Please provide information as to how each $1,000 of Death Benefit Proceeds is converted.
c.  Under the third paragraph an example could be useful.

Response:
a.   This has been revised accordingly.
b.   This has been revised accordingly.
c.    We have added the example to the paragraph above.

LTC Benefits Available:
a.  Provide a page number after the Long-Term Care Benefits Rider.
b.  Fourth paragraph, please fix spelling error.

Response:
a.  As this rider will immediately following the Long-Term Care Benefits Rider within the prospectus, we do not believe that adding the page number would provide any further clarification.
b.  This has been revised accordingly.

Impact of Debt on Benefit Payments:
a.  Please add  plus accrued interest after number 1.

Response:
a.  As the definition of Rider Debt is explained in the paragraph directly above the calculation, we feel it would be redundant to add it.

Rider Loan Interest Rate Charged:
a.  This charge should be reflected within the Fee Table
b.  Should be more detail regarding “Loans” and the repayment.

Response:
a.  This has been updated accordingly.
b.  As this section deals with the loan on the rider and not the underlying prospectus, we feel that it has been described adequately.

Tax Treatment of Benefits:
a.  Suggest adding the language from the “Tax” section within the prospectus.

Response:
a.  This has been revised accordingly.

Comment:  Signature Page:  Please add “*” after each name .

Response:  This has been revised accordingly and will be filed with our next 485(b) filing once all comments have been cleared.

Comments on the ISP – Carry through all comments on the statutory prospectus

Comment:  Please ensure the order of the sections follow the order in the final Rule.

Response:  As it was filed as a supplement and is already effective, we will keep the ISP as is and update during the Post-Effective season 2023.  All comments applicable to the ISP will be carried over.

Should you have any questions or additional comments, please call me at 336-691-3892 with any questions or additional comments.
Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones